SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period October 26, 2004 to October 29, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre — East Tower
2900, 111 — 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐                    Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐                    No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

SIGNATURES
NEWS RELEASE
PENGROWTH ENERGY TRUST ANNOUNCES THIRD QUARTER RESULTS

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing Third Quarter Results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 29, 2004	By:
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors                              Stock Symbol:          PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THIRD QUARTER RESULTS

(Calgary, October 29, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced the unaudited results for the three months ended and nine months ended September 30, 2004.

•	Distributable Cash for the third quarter 2004 increased 29% to $93.9 million as the result of continued strength in commodity prices and a full quarter of production volumes associated with the Murphy Assets. Year-to-date 2004 Distributable Cash reached $266.6 million, a 10% increase versus $241.9 million for the comparable period in 2003. Actual cash distributions in respect of the third quarter 2004 and on a year to date basis were $0.67 per unit and $1.94 per unit respectively. At the end of the third quarter approximately $5.5 million remained available for distribution in future months over the 10% holdback.

•	The accretive nature of the Murphy Assets, aided by continued strength in commodity prices, led to two separate increases to the monthly distributions since closing of the acquisition on May 31, 2004. On July 22, 2004, Pengrowth announced a 5% increase in the monthly distribution from $0.21 per unit to $0.22 per unit followed by the subsequent announcement of a further increase of $0.01 to $0.23 per unit on October 21, 2004. Prior to these increases Pengrowth had maintained a monthly distribution of $0.21 per unit for a period of 13 consecutive months.

•	High commodity prices during third quarter 2004 contributed to strong operating results with Pengrowth realizing an average price of $40.27 per boe compared to $36.22 in the same period of 2003, an increase of 11%.

•	Daily production increased 23% in the third quarter of 2004, averaging 60,151 barrels of oil equivalent per day (“boepd”). This resulted in a similar year-over-year increase in total production to 5.53 million boe from 4.49 million boe.

•	Based on third quarter 2004 production results, Pengrowth continues to anticipate average daily production of approximately 53,500 to 54,000 boepd for full year 2004.

•	On September 16, 2004, the Department of Finance announced legislative proposals relating to Subsection 132(7) of the Income Tax Act (Canada). The proposals provide for three new tests that must be considered in determining the status of a Trust as a Mutual Fund Trust after March 22, 2004. In response to the proposals Pengrowth sought and obtained a letter dated October 5, 2004 from the Department of Finance which in conjunction with the advance income tax ruling previously received has led Pengrowth to conclude that it has the following two options available to preserve the Trust’s Mutual Fund Trust status in the interest of Unitholders:

1.	Bring its foreign ownership percentage to below 49.75% by December 31, 2004; or,

2.	Elect to have the new fair market value test apply to Pengrowth as of the Budget Date (March 23, 2004) and rely upon the current Canadian taxable property exemption to extend the available period for compliance with the new fair market value test to 2007.

For additional disclosure on this issue please refer to the section of this release entitled “Pending and Proposed Tax Legislation”.

Summary of Financial and Operating Results

	Three Months ended			Nine Months ended
	September 30			September 30
			%			%
(thousands, except per unit amounts)	2004	2003	Change	2004	2003	Change
INCOME STATEMENT
Oil and gas sales	$222,848	$162,819	37%	$582,365	$536,881	8%
Net income	$51,271	$34,808 **	47%	$122,607	$151,942 **	-19%
Net income per unit	$0.38	$0.29 **	29%	$0.93	$1.34 **	-31%
Funds generated from operations	$106,401	$86,977	22%	$301,131	$278,947	8%
Funds generated from operations per unit	$0.78	$0.73	7%	$2.28	$2.45	-7%
Funds withheld to fund capital expenditures	$10,434	$8,106	29%	$29,625	$26,831	10%
Distributable cash before withholding *	$104,304	$81,057	29%	$296,220	$268,777	10%
Distributable cash before withholding per unit *	$0.77	$0.68	13%	$2.24	$2.36	-5%
Distributable cash *	$93,870	$72,951	29%	$266,595	$241,946	10%
Actual distributions paid or declared per unit	$0.67	$0.63	6%	$1.94	$2.05	-5%
Weighted average number of units outstanding	135,906	118,928	14%	132,213	113,751	16%
BALANCE SHEET
Working capital	$(311,352)	$24,852	-1353%	$(311,352)	$24,852	-1353%
Property, plant and equipment and other assets	$1,985,737	$1,467,399 **	35%	$1,985,737	$1,467,399 **	35%
Long-term debt	$355,320	$269,980	32%	$355,320	$269,980	32%
Unitholders’ equity	$1,235,575	$1,151,483 **	7%	$1,235,575	$1,151,483 **	7%
Unitholders’ equity per unit	$9.06	$9.49	-5%	$9.06	$9.49	-5%
Number of units outstanding at period end	136,449	121,286	13%	136,449	121,286	13%
DAILY PRODUCTION
Crude oil (barrels)	20,735	22,852	-9%	21,051	23,722	-11%
Heavy oil (barrels)	6,507	—	—	2,799	—	—
Natural gas (thousands of cubic feet)	166,618	122,140	36%	140,133	120,693	16%
Natural gas liquids (barrels)	5,139	5,641	-9%	5,246	5,660	-7%
Total production (BOE) 6:1	60,151	48,850	23%	52,452	49,498	6%
TOTAL PRODUCTION (MBOE) 6:1	5,534	4,494	23%	14,372	13,513	6%
PRODUCTION INCREASE (year over year)	23%	22%		6%	21%
PRODUCTION PROFILE (6:1 conversion)
Crude oil	34%	47%		40%	48%
Heavy oil	11%	0%		5%	0%
Natural gas	46%	42%		45%	41%
Natural gas liquids	9%	11%		10%	11%
AVERAGE PRICES
Crude oil (per barrel)	$45.15	$39.27	15%	$42.71	$41.66	3%
Heavy oil (per barrel)	$37.96	$—	—	$36.25	$—	—
Natural gas (per mcf)	$6.36	$5.81	9%	$6.72	$6.63	1%
Natural gas liquids (per barrel)	$42.33	$32.51	30%	$40.21	$35.55	13%
Average price per BOE 6:1	$40.27	$36.22	11%	$40.52	$39.73	2%

*	See Note 3 to the Financial Statements and the section of this release entitled “Non-GAAP Financial Measures”

**	Restated for a retroactive change in accounting policies — see Note 2 to the financial statements.

Summary of Trust Unit Trading Data

	Three Months ended					Nine Months ended
	September 30					September 30
					%					%
(thousands, except per unit amounts)	2004		2003		Change	2004		2003		Change
TRUST UNIT TRADING (Class A)
PGH (NYSE) after unit re-class***
High	$18.94	US	$—	US		$18.94	US	$—	US
Low	$14.40	US	$—	US		$14.40	US	$—	US
Close	$17.93	US	$—	US		$17.93	US	$—	US
Value	$350,374	US	$—	US		$350,374	US	$—	US
Volume (thousands of units)	21,200		—			21,200		—
PGF.A (TSX) ***
High	$24.19		$—			$24.19		$—
Low	$19.10		$—			$19.10		$—
Close	$22.67		$—			$22.67		$—
Value	$35,524		$—			$35,524		$—
Volume (thousands of units)	1,672		—			1,672		—
TRUST UNIT TRADING (Class B)
PGF.B (TSX) ***
High	$20.00		$—			$20.00		$—
Low	$18.03		$—			$18.03		$—
Close	$18.87		$—			$18.87		$—
Value	$105,650		$—			$105,650		$—
Volume (thousands of units)	5,588		—			5,588		—
TRUST UNIT TRADING (before unit re-class)
PGH (NYSE) before unit re-class***
High	$14.95	US	$13.13	US	14%	$14.95	US	$13.80	US	8%
Low	$13.84	US	$11.55	US	20%	$11.62	US	$9.07	US	28%
Close	$14.64	US	$12.81	US	14%	$14.64	US	$12.81	US	14%
Value	$84,506	US	$230,205	US	-63%	$905,950	US	$582,065	US	56%
Volume (thousands of units)	5,797		18,614		-69%	64,890		49,282		32%
PGF.UN (TSX) ***
High	$19.75		$17.87		11%	$21.25		$18.22		17%
Low	$18.52		$16.20		14%	$15.55		$13.39		16%
Close	$19.42		$17.25		13%	$19.42		$17.25		13%
Value	$68,531		$349,497		-80%	$964,766		$1,166,122		-17%
Volume (thousands of units)	3,554		20,476		-83%	52,319		73,172		-28%

***	Effective July 27, 2004 5:00 PM ET, all trust units were re-classified into Class A or Class B units.
Class A Units trade on the NYSE under PGH and on the TSX under PGF.A. Class B units trade only on the TSX under PGF.B.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Production volumes and revenues are reported on a gross basis (before crown and freehold royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial Measures

This news release refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as Distributable Cash, Distributable Cash Before Withholding and Operating Netbacks do not have standardized meanings prescribed by GAAP, these measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

Overview

A full three months production from the Murphy Assets acquired on May 31, 2004 and higher commodity prices contributed to a 22% increase in funds generated from operations and a 29% increase in the level of Distributable Cash recorded by Pengrowth in the third quarter of 2004 compared to the same period in the prior year. The increased production and revenue from the Murphy Assets was partially offset by higher royalty rates. Hedging losses of $17.9 million on crude oil swaps and the appreciation in the Canadian dollar relative to the U.S. dollar in the quarter offset some of the positive impact of higher benchmark prices for crude oil during the quarter.

On August 12, 2004, Pengrowth acquired an additional interest in Kaybob Notikewin Unit No. 1 for a gross purchase price of $20.0 million, bringing our total working interest in this unit to just under 99%.

Distributable Cash

Distributable Cash, net of withholding, increased by 29% to $93.9 million for the third quarter of 2004, from $73.0 million in the third quarter of 2003. For the nine months ended September 30, 2004, Pengrowth recorded $266.6 million in Distributable Cash compared to $241.9 million in the first nine months of 2003. Actual distributions paid or declared per unit for the third quarter were $0.67 per unit compared to $0.63 per unit in the same period last year. On a year to date basis, actual distributions paid or declared per unit were $1.94 per unit for 2004, compared to $2.05 per unit in 2003. An additional $29.6 million earned in the first nine months of 2004 was withheld to repay indebtedness or fund capital expenditures. A balance of $5.5 million earned in the first nine months is available for distribution to unitholders in future months.

Net Income

Net income increased to $51.3 million in the third quarter of 2004 compared to $34.8 million for the same period last year. An unrealized foreign exchange gain of $14.4 million recorded on Pengrowth’s

U.S. dollar denominated debt largely accounted for the increase in net income. Net income for the nine months ended September 30, 2004 decreased $29.3 million to $122.6 million from $151.9 million in the comparable period of 2003. The year-over-year decrease resulted from a number of factors including: the impact of higher realized hedging losses, a decrease in unrealized foreign exchange gains on Pengrowth’s U.S. dollar denominated debt and increased interest expense related to additional borrowings to partly fund the acquisition of the Murphy Assets.

Production

2004 third quarter production increased 23% to 60,151 boepd compared to 48,850 boepd for the third quarter of 2003, due mainly to the acquisition of oil and gas properties from Murphy on May 31 of this year. For the nine month period, average production was 52,452 boepd compared to 49,498 boepd for the same period last year, an increase of 6%. This increase reflects four months of production from the Murphy Assets and additions from development activities, offset in part by natural production declines.

With the addition of production from the Murphy Assets, Pengrowth’s average production in the third quarter was comprised of 34% light oil, 11% heavy oil, 46% natural gas and 9% natural gas liquids.

	Three months ended			Nine months ended
	September 30			September 30
Production	2004	2003	% Change	2004	2003	% Change
Light crude oil (bbls/d)	20,735	22,852	–9%	21,051	23,722	–11%
Heavy oil (bbls/d)	6,507	—	—	2,799	—	—
Natural gas (mcf/d)	166,618	122,140	36	140,133	120,693	16%
Natural gas liquids (bbls/d)	5,139	5,641	–9%	5,246	5,660	–7%

Total boe/d	60,151	48,850	23%	52,452	49,498	6%

Light oil production volumes decreased 9% in the third quarter, and 11% for the nine month period ended September 30, 2004, compared to the same periods last year. These declines reflect natural production declines over the period, offset in part by incremental volumes realized through development activities and the Murphy Assets. In addition, 2004 light oil production at Judy Creek was negatively impacted by production interruptions due to a forest fire in May, and higher than expected declines at certain B.C. properties including Squirrel and Rigel. Light oil production was also negatively impacted by the shutdown of the Plant 6 gas to gas exchanger on August 13, 2004 at Judy Creek. The unit was repaired and back in service on October 7, 2004. A new exchanger is presently being fabricated and should be onsite by mid November. Pengrowth was not able to access any solvent outside the area on short notice and as such the Plant 6 shutdown resulted in a production decline of at least 125 bopd.

Natural gas production increased 36% in the third quarter of 2004 compared to the third quarter of 2003 and increased by 16% on a year to date basis. Additional gas volumes from the Murphy Assets account for most of this increase.

Natural gas liquids (NGL) production decreased by 9% in the third quarter of 2004 over the third quarter of 2003 and 7% on a year to date basis. The decrease largely relates to one less shipment of condensate from the Sable Offshore Energy Project (“SOEP’) in the third quarter and year to date 2004, as compared to 2003. Pengrowth currently anticipates one additional condensate shipment from SOEP in 2004, which would increase fourth quarter NGL production by an estimated 64,000 barrels.

Prices

Compared to the prior year, Pengrowth’s average commodity price for the third quarter of 2004 was 11% higher than the third quarter of 2003, and on a year to date basis, the average price for the first nine months of 2004 was 2% higher than the prior year. The increase reflects an increase in crude oil and natural gas prices over the period and reduced hedging losses on natural gas, offset in part by increased crude oil hedging losses in 2004 and the effect of introducing heavy oil, which is sold at a discount to light oil, into the production mix.

Average realized prices Cdn $	Three months ended			Nine months ended
	September 30			September 30
(after impact of hedging)	2004	2003	% Change	2004	2003	% Change
Light crude oil (per bbl)	$45.15	$39.27	15%	$42.71	$41.66	3%
Heavy oil (per bbl)	37.96	—	—	36.25	—	—
Natural gas (per mcf)	6.36	5.81	9%	6.72	6.63	1%
Natural gas liquids (per boe)	42.33	32.51	30%	40.21	35.55	13%

Total per boe	$40.27	$36.22	11%	$40.52	$39.73	2%

Pengrowth’s average light crude oil price increased 15% in the third quarter of 2004 compared to the third quarter of 2003. For the first nine months of 2004, Pengrowth’s average light crude oil price was 3% higher than the same period last year. Although the West Texas Intermediate (WTI) benchmark price increased 27% in the first nine months of 2004 compared to the same period last year, the increased hedging losses in 2004 and appreciation in the value of the Canadian dollar relative to the U.S. dollar offset most of this increase in WTI.

Pengrowth’s average natural gas price for the third quarter of 2004 increased by 9% over prices realized in the third quarter of 2003, reflecting a 6% increase in the AECO monthly spot prices and a 16% increase in Nymex average prices over this period. For the first nine months of 2004, Pengrowth’s average realized natural gas price increased by 1% to $6.72 per mcf compared to $6.63 per mcf over the same period last year. By comparison, the Nymex average prices increased by 3% while AECO monthly spot prices fell by 5% over this period. A reduction of hedging losses posted in the first nine months of 2004 as compared to the same period in 2003 also contributed to the increase in Pengrowth’s average realized natural gas price for the period.

Price Risk Management Program

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations and to provide a measure of stability to our monthly cash distributions. Pengrowth’s price risk management program is also used to bring a level of certainty to the revenue and return on acquisitions.

In the third quarter of 2004, Pengrowth realized a hedging loss of $1.0 million related to natural gas financial swap contracts, compared to a hedging loss of $1.3 million for the same period last year. On a year to date basis, Pengrowth has realized a hedging loss on natural gas of $8.6 million in the first nine months of 2004, compared to a hedging loss of $16.3 million for the same period last year.

With the continued strength in crude oil prices in the third quarter, Pengrowth realized a hedging loss of $17.9 million ($9.38 per bbl) on crude oil price swap transactions, compared to a loss of $0.3 million in the third quarter of 2003. On a year to date basis, Pengrowth has realized a hedging loss on crude oil swaps of $37.8 million ($6.55 per bbl) in the first nine months of 2004, compared to an $8.3 million ($1.28 per bbl) loss in the first nine months of 2003.

Pengrowth currently has 10,500 barrels per day of light crude oil hedged for the remainder of 2004 at an average price of Cdn $38.78 per barrel, and 8,000 barrels per day hedged for 2005 at Cdn $51.66 (WTI basis). Pengrowth also has sold forward 19,500 MMBTU per day of Eastern natural gas production from SOEP at an average price of Cdn $7.51 per MMBTU (before transportation) for the remainder of 2004. In addition, 3,317 MMBTU per day of Western natural gas production is hedged for the remainder of 2004 at an average price of Cdn $7.58 per MMBTU. To date, Pengrowth has hedged 13,500 MMBTU per day of 2005 natural gas production at an average price of Cdn $9.29 per MMBTU, before transportation. As well, Pengrowth assumed fixed price natural gas contracts in conjunction with the acquisition of the Murphy assets under which we are obligated to sell 3,886 mcf per day, until April 30, 2009 at an average price of Cdn $2.27 per mcf, after transportation.

Looking forward, Pengrowth’s crude oil hedged position will improve significantly in the first quarter of 2005, with the average 2005 hedged price increasing from the 2004 level of Cdn $38.62 to Cdn $51.66 (WTI basis). Our natural gas hedged position also improves significantly in 2005, compared to 2004, however, with the current record high commodity prices our 2005 hedged positions for both crude oil and natural gas remain below forward strip prices.

At September 30, 2004, the mark-to-market value of Pengrowth’s financial commodity hedges was negative $41.3 million to negative $5.8 million on natural gas contracts and negative $35.5 million for crude oil.

Royalties

Royalties, including crown and freehold royalties, were 20.4% of oil and gas sales in the three months ended September 30, 2004, compared to 17.0 % in 2003. For the nine month period ended September 30, royalties were 17.4% and 17.6% in 2004 and 2003, respectively. Included in the 2004 third quarter royalties is a $4.4 million upward adjustment in royalties for Judy Creek which represents a reversal of royalty relief received by Pengrowth in the first three quarters of 2004 in excess of our forecast entitlement for the year. This revision arises mainly as a result of solvent injectant costs at Judy Creek being $12 million lower than planned over the first nine months due to shut downs, and lower forecasted injectants for the remainder of the year since a substantial portion of the enhanced oil recovery (EOR) royalty relief entitlement is based on solvent injectant costs. Royalties are forecast to be approximately 20 — 21% of oil and gas revenues in the fourth quarter.

Operating Costs

Operating costs were $47.2 million (or $8.53 per boe) for the third quarter of 2004, compared to $35.8 million (or $7.97 per boe) for the third quarter of 2003. The increase in total operating costs reflects the addition of the Murphy Assets on May 31, 2004, offset in part by reduced operating costs at SOEP. Third quarter operating costs include charges relating to previous periods of approximately $3.6 million. For the nine months ended September 30, 2004, operating costs were $117.1 million ($8.15 per boe), compared to $110.0 million ($8.14 per boe) for the first nine months of 2003.

Injectants for Miscible Floods

During the third quarter of 2004, Pengrowth purchased $3.0 million of injectants and amortized a related $4.7 million against third quarter income and Distributable Cash, compared to $2.2 million and $7.6 million respectively in third quarter of 2003. On a year to date basis, Pengrowth has purchased $12.2 million of injectants and amortized $14.7 million, compared to $17.1 million and $26.5 million in the same period last year. The decline in injectant costs year over year is due to a reduction in total injected volumes at Judy Creek and an increase in the use of proprietary injectants, since a cost is not recorded for solvents re-injected from Pengrowth’s proprietary production.

At September 30, 2004, the balance of unamortized injectant costs was $21.8 million, to be amortized over the next 30 months.

Operating Netbacks

There is no standardized measure of operating netbacks and therefore, operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude oil, heavy oil, natural gas and natural gas liquids production.

Light Crude Netbacks ($ per Bbl)

	3 Months Ended		9 Months Ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Sales Price	$45.15	$39.27	$42.71	$41.66
Other production income	0.06	0.41	0.44	0.34
GORR Royalties	(0.81)	(0.55)	(0.71)	(0.54)

	44.40	39.13	42.44	41.45
Processing and other income	0.25	0.46	0.45	0.32
Crown and Freehold Royalties	(9.48)	(5.38)	(6.25)	(5.63)
Operating costs	(8.62)	(8.51)	(8.15)	(8.27)
Transportation Costs	(0.23)	(0.21)	(0.23)	(0.21)
Amortization of injectants	(2.46)	(3.62)	(2.55)	(4.09)

Operating Netback	$23.86	$21.86	$25.70	$23.57

Heavy Oil Netbacks ($ per Bbl)

	3 Months Ended		9 Months Ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Sales Price	$37.96	$—	$36.25	$—
GORR Royalties	(0.15)	—	(0.17)	—

	37.81	—	36.07	—
Crown and Freehold Royalties	(5.40)	—	(5.18)	—
Operating costs	(8.22)	—	(8.15)	—
Transportation Costs	—	—	—	—

Operating Netback	$24.19	$—	$22.75	$—

Natural Gas Netbacks ($ per Mcf)

	3 Months Ended		9 Months Ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Sales Price	$6.36	$5.81	$6.72	$6.63
GORR Royalties	(0.10)	(0.11)	(0.12)	(0.11)

	6.26	5.70	6.60	6.52
Processing and other income	0.16	0.16	0.19	0.17
Crown and Freehold Royalties	(1.17)	(0.91)	(1.10)	(1.13)
Operating costs	(1.42)	(1.20)	(1.36)	(1.30)
Transportation Costs	(0.13)	(0.15)	(0.11)	(0.14)

Operating Netback	$3.70	$3.60	$4.21	$4.12

NGL Netbacks ($ per Bbl)

	3 Months Ended		9 Months Ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Sales Price	$42.33	$32.51	$40.21	$35.55
GORR Royalties	(1.01)	(0.76)	(0.88)	(0.86)

	41.32	31.75	39.32	34.69
Crown and Freehold Royalties	(13.18)	(11.92)	(13.19)	(13.67)
Operating costs	(8.63)	(8.57)	(8.15)	(8.76)
Transportation Costs	(0.10)	(0.07)	(0.10)	(0.08)

Operating Netback	$19.41	$11.20	$17.88	$12.19

Combined Netbacks ($ per Bbl)

	3 Months Ended		9 Months Ended
	Sept 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
Sales Price	$40.90	$36.65	$41.05	$40.18
Other production income	0.02	0.19	0.18	0.17
GORR Royalties	(0.66)	(0.62)	(0.70)	(0.62)

	40.27	36.22	40.52	39.73
Processing and other income	0.53	0.62	0.70	0.58
Crown and Freehold Royalties	(8.22)	(6.17)	(7.03)	(7.01)
Operating costs	(8.53)	(7.97)	(8.15)	(8.14)
Transportation Costs	(0.44)	(0.47)	(0.40)	(0.46)
Amortization of injectants	(0.85)	(1.69)	(1.02)	(1.96)

Operating Netback	$22.77	$20.54	$24.60	$22.72

General and Administrative

General and administrative expenses (G&A) were $6.1 million in the third quarter of 2004 compared to $3.9 million for the third quarter of 2003. For the nine months ended September 30, 2004, G&A expenses were $17.5 million compared to $11.9 million for the same period last year. On a per boe basis, year to date G&A is $1.22 per boe in 2004, compared to $0.88 per boe for the first nine months of 2003. Included in 2004 third quarter G&A is $0.6 million of non-cash compensation costs related to trust unit rights ($1.9 million year to date) compared to $0.1 million for the first nine months of 2003. Also included in 2004 third quarter G&A is an accrual of $0.4 million ($0.9 million year to date) for estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the Management Agreement. Excluding the non-cash component of G&A and the reimbursement of the Manager’s expenses, 2004 year to date G&A is $1.02 per boe ($0.87 per boe for the nine months ended September 30, 2003) with the third quarter G&A at $0.92 per boe for 2004 as compared to $0.85 per boe for the same period in 2003. G&A for the third quarter 2004 has increased over 2003 levels by $2.2 million due to a number of factors including the addition of personnel and additional office space required to manage the oil and gas properties purchased from Murphy on May 31 of this year. The properties acquired from Murphy are mostly operated and geographically dispersed, and as a result higher G&A per boe is required to manage these assets compared to the remainder of our portfolio. The increase in our unitholder base and increased regulatory requirements have also resulted in higher G&A, with increased financial reporting, legal and regulatory costs, including costs incurred in conjunction with the restructuring of Pengrowth’s trust units into “A” and “B” units of approximately $0.9 million.

Management Fees

Management fees were $2.5 million for the third quarter of 2004 compared to $1.8 million for the third quarter of 2003. For the nine month period, management fees were $10.3 million in 2004 compared to $7.9 million in 2003. The increase in management fees in 2004 is due to a higher management fee base as defined by the management agreement.

Management fees recorded in the third quarter of 2004 include an accrual for estimated performance fees of $1.3 million ($4.9 million on a year to date basis). Under the current management agreement, which came into effect July 1, 2003, the manager will earn a performance fee if Pengrowth trust unit total returns exceed 8% per annum on a three year rolling average basis. The maximum fees, including the performance fee, is limited to 80% of the fees that would otherwise have been paid under the old management agreement (including acquisition fees) for the first three years, and 60% for the remaining 3 years of the contract. Although the total fees payable to the manager are less under the current management agreement, the new fee structure includes a performance fee component. Under the management agreement that was in effect in the third quarter of 2003, the manager would earn an acquisition fee, but this was capitalized as part of the cost of the properties acquired. Based on year to date performance, Pengrowth anticipates paying out the maximum amount allowed under the management agreement in 2004.

Interest

Interest expense increased to $8.7 million in the third quarter of 2004 compared to $4.4 million for the third quarter of 2003. For the first nine months of 2004, interest expense was $20.6 million compared to $14.4 million for the first nine months of 2003. Year to date 2004 interest expense includes $1.4 million of fees related to the amortization of U.S. debt issue costs and imputed interest on the note payable to Emera Offshore Incorporated ($0.1 million in 2003).

Interest has increased due to higher average long term debt, and higher interest rates including stamping fees on the bridge facility issued to partly finance the Murphy acquisition in May of this year. The interest rate on this bridge facility will increase by 2.5% from approximately 5.0% at the end of the quarter should the facility be maintained beyond November 26, 2004 and a lump sum payment of $1.7 million will also be incurred at that time.

Depletion and Depreciation

Depletion and depreciation increased to $69.3 million in the third quarter of 2004 compared to $45.4 million in the third quarter of 2003. On a year to date basis, depletion and depreciation has increased to $177.9 million from $134.7 million in the previous year. On a per boe basis, depletion and depreciation has increased to $12.53 per boe in the third quarter of 2004 from $10.11 per boe in the third quarter of 2003, and $12.38 per boe on a year to date basis, compared to $9.96 per boe in the first nine months of 2003. The increase in depletion and depreciation in 2004 is attributable to the purchase of properties over the last year, including the Murphy acquisition in May 2004 and the SOEP facilities in 2003. Increasing costs of oil and gas properties in more recent years, and the purchase of the SOEP facilities, with no associated reserves, results in higher depletion per boe.

Liquidity and Capital Resources

Pengrowth’s long term debt at September 30, 2004 was $355.3 million, compared to $259.3 million at December 31, 2003, and $270.0 million at September 30, 2003. Of this amount $252.3 million is U.S. dollar denominated fixed rate term debt, details of which are provided in Note 4 to the financial statements. Due to the increase in the value of the Canadian dollar relative to the U.S. dollar, an unrealized gain of $14.4 million has been recorded in the quarter ended September 30, 2004 ($7.0 million gain on a year to date basis).

In addition to the long term debt, Pengrowth has an additional $220 million of outstanding debt related to an acquisition bridge facility with a one year term ending May 31, 2005 and $103 million on a 364 day revolving credit facility with a renewal date of May 30, 2005. Approximately $172 million of the credit facility remains unutilized at September 30, 2004. In addition, Pengrowth has a $35 million demand operating line of credit on which $16.7 million was drawn at September 30, 2004.

It is Pengrowth’s intention to replace the acquisition bridge facility with alternative equity and/or debt financing before the bridge facility expires at the end of May 2005.

Acquisitions

On August 12, 2004, Pengrowth acquired an additional 34.35% interest in Kaybob Notikewin Unit No. 1 for a gross purchase price of $20.0 million, bringing our total working interest in this unit to just under 99%. The acquisition added approximately 415 boe/d of production and 2 mmboe of proved plus probable reserves.

Capital Spending

Capital expenditures for the nine months ended September 30, 2004 of $107.0 million included $27.5 million at Judy Creek, $20.0 million in Northeast B.C., $10.7 million at Monogram, $6.3 million at Weyburn, $3.2 million at Swan Hills and $3.1 million at McLeod with the balance at SOEP and other projects.

Approximately 54% of capital expenditures in the first nine months of 2004 have been funded through a combination of the 10% holdback from Distributable Cash, cash generated through the Distribution Reinvestment Plan (“DRIP”) and the exercise of trust unit options and rights.

Pengrowth currently anticipates full year capital spending in the range of $170 million to $175 million. Approximately 10-15% of the planned capital expenditures for the fourth quarter remain subject to favourable weather conditions for completion in 2004.

Summary of Quarterly Results

The following table is a summary of quarterly results for 2002, 2003, and the first three quarters of 2004. Net income and net income per unit for the third quarter of 2004 increased over the previous quarter, mainly due to an unrealized foreign exchange gain of $14.4 million recorded in the third quarter on Pengrowth’s U.S. dollar denominated debt, compared to a loss of $4.5 million in the second quarter. The increase in oil and gas sales, production and Distributable Cash in the third quarter, reflects three months contribution of production from the Murphy Assets acquired on May 31, 2004 compared to only one month production included in the previous quarter. The higher production numbers in the third quarter are partially offset by lower average realized prices, higher royalty rates and prior period expenses as compared to second quarter 2004. The 2004 third quarter average realized commodity price per boe decreased 3% from the previous quarter, despite a U.S. $5.50 increase in the WTI benchmark price for crude oil in the period, and relatively flat prices for natural gas. This is due mainly to an increased percentage of heavy crude oil production in the third quarter and the appreciation of the Canadian dollar relative to its U.S. counterpart.

	2004			2003
($ thousands)	Q1	Q2	Q3	Q1	Q2	Q3	Q4
Oil and gas sales	$165,880	$193,637	$222,848	$204,824	$169,238	$162,819	$154,140
Net income	$38,652	$32,684	$51,271	$62,920	$54,214	$34,808	$37,355
Net income per unit	$0.31	$0.24	$0.38	$0.57	$0.49	$0.29	$0.31
Net income per unit — diluted	$0.31	$0.24	$0.38	$0.57	$0.48	$0.29	$0.30
Distributable Cash (1)	$83,606	$89,119	$93,870	$97,221	$71,774	$72,951	$71,469
Actual distributions paid or declared per unit	$0.63	$0.64	$0.67	$0.75	$0.67	$0.63	$0.63
Daily production (boe)	45,668	51,451	60,151	50,827	48,839	48,850	47,653
Total Production mboe (6:1)	4,156	4,682	5,534	4,574	4,444	4,494	4,384
Average realized price per boe	$39.91	$41.36	$40.27	$44.78	$38.08	$36.22	$35.16

	2002
($ thousands)	Q1	Q2	Q3	Q4
Oil and gas sales	$91,634	$111,544	$111,205	$167,918
Net income	$1,904	$15,167	$14,011	$25,873
Net income per unit	$0.02	$0.18	$0.16	$0.25
Net income per unit — diluted	$0.02	$0.18	$0.15	$0.25
Distributable Cash (1)	$33,118	$48,141	$46,139	$67,060
Actual distributions paid or declared per unit	$0.41	$0.54	$0.52	$0.60
Daily production (boe)	41,859	40,771	40,203	52,253
Total Production mboe (6:1)	3,767	3,710	3,699	4,807
Average realized price per boe	$24.32	$30.06	$30.07	$34.93

(1)	See Note 3 to Financial Statements

REVIEW OF DEVELOPMENT ACTIVITIES (All volumes stated below are net to Pengrowth unless otherwise stated)

OPERATED PROPERTIES:

McLeod (varied working interest)
•	Completed and tied-in a gas well in Pine Creek which is currently producing 200 mcf/d.
•	Drilled and completed a Gething gas well which will be tied-in during the fourth quarter 2004.

Princess (100% working interest)
•	All drilling licenses were received for a 23 well shallow gas infill drilling program. Surface casing was pre-set and the drilling program commenced in late September. First production is expected in early November.

South Bodo (75% working interest)
•	Three wells of a six to ten well horizontal infill drilling program were completed in the quarter with an average of 2300 ft of pay per well. It is expected that at least three more wells will be drilled in the coming quarter. Costs to date are within budget and production will commence in October.

Judy Creek (100% working interest)
•	Commenced an additional Judy Creek development drilling program with a Southwest infill producer. This program will continue into the second quarter of 2005.
•	Completed one miscible flood pattern in the Northeast.
•	The start up of three miscible patterns was delayed until the fourth quarter due to lack of solvent availability.
•	A key oil well workover resulted in an increase of 65 bopd.
•	Boosted water injection projects resulted in an increase of 220 bopd.

Squirrel (100% working interest)
•	Drilled second, third and fourth wells of a seven-well waterflood expansion program. Two wells were cased and completed for oil. The third was cased and completed for gas.
•	One successful uphole gas re-completion. Two follow up locations are planned for the fourth quarter and an additional two follow up drilling locations are planned for 2005.

Oak (30 — 60% working interest)
•	One successful uphole gas re-completion.

•	Two follow up re-completions are planned for the fourth quarter and two follow up drilling locations are planned for 2005.

Weasel (100% working interest)
•	Drilled and cased a gas well which will be tied in and commissioned in the fourth quarter with an estimated rate of 700 mcf/d.

NON-OPERATED PROPERTIES:

Sable Offshore Energy Project (SOEP) (8.4% working interest)
Production
•	Third quarter raw gas production from the four SOEP fields, Thebaud, Venture, North Triumph and Alma averaged 33.4 mmcf/d.
•	Monthly raw production for July, August and September was 32.5 mmcf/d, 33.3 mmcf/d and 34.5 mmcf/d respectively.
Tier II Status
•	Construction of the South Venture topsides facility is complete. Placement of the topsides on the jacket is expected to occur in October or November with production starting before year end.
•	As of quarter end, the South Venture 2 well was at a drilled depth of 4825 meters with a projected total depth of 5267 meters. The Galaxy 2 drilling rig was temporarily moved from South Venture 2 to South Venture 1 to prepare it for production once the topsides are in place.
•	Engineering for the SOEP compression project is nearing completion with orders being placed for long lead time items.

Monogram Gas Unit (53.8% working interest)
•	As of September 30, 2004, 153 wells of the 2004 development well program have been drilled, 149 wells have been completed and 64 wells have been placed on production. The operator’s goal is to begin production at a rate of 30 wells every two weeks until the project is completed.
•	Pengrowth’s working interest share of production averaged 11 mmcf/d for the month of September reflecting incremental production of approximately 3.4 mmcf/d, an increase of 45%, from the new wells.
•	The Monogram gas plant capacity of 26 mmcf/d has now been reached and is anticipated to remain there until additional compression is installed in the fourth quarter.

Tilley Milk River Gas Unit (9.7% working interest)
•	A 106 well drilling program began on August 11, 2004 with one rig while a second rig was mobilized at the beginning of September.
•	A total of 60 wells were drilled by the end of the third quarter and each rig continues to average one well per day. The program is on schedule and is anticipated to meet the year end production start up target date.

Weyburn Unit (9.75% working interest)
•	The Weyburn Unit continues to perform above expectations due to positive response from the CO2 flood. Production from the CO2 flood contributes almost 60% of the total daily production volumes. In July the operator completed commissioning, final tie-in and the start-up of six new CO2 injection patterns.
•	Pengrowth’s working interest share of year to date production averages 2,200 bopd.

2004 Tax Estimate Update

Pengrowth forecasts that in the current commodity price environment, approximately 60-65% of distributions paid in 2004 will be taxable to unitholders, with the remainder of distributions treated as return of capital and thus tax deferred.

Pending and Proposed Tax Legislation

During 2004, the Canadian Federal Government announced a number of proposals relating to Subsection 132(7) of the Income Tax Act (Canada) (the “Act”). Subsection 132(7) of the Act effectively places restrictions on the level of Non-Resident ownership of units in a Royalty or Income Trust (a “Trust”) by prescribing conditions, tied to the level of Non-Resident ownership, whereby a Trust would lose its status as a Mutual Fund Trust for purposes of the Act should such conditions not be met.

Under the existing Subsection 132(7) of the Act, a Trust will be deemed to have permanently lost its status as a Mutual Fund Trust if the Trust can reasonably be considered, having regard to all the circumstances, including the terms and conditions of its trust units, to be established or maintained primarily for the benefit of persons who are not resident in Canada for the purposes of the Act (the “Current Purpose Test”). However, an exception is available if at all times from and after February 21, 1990 until the particular time “all or substantially all” of the Trust’s property consisted of property other than taxable Canadian property (the “Current TCP Exception”).

In late 2003, it became apparent to Pengrowth Energy Trust that, left unchecked, non-resident ownership of its trust units would exceed 50% at some time in 2004. Therefore, in an effort to meet the Current Purpose Test, Pengrowth Energy Trust sought and obtained approval from unitholders at Annual and Special Meetings held on April 22, 2004 to implement a new A/B trust unit structure (the “A/B Structure”). The purpose of the A/B Structure was to ensure that the majority of units, distributions, votes and entitlements to the capital of Pengrowth Energy Trust were held by Canadian residents.

On March 23, 2004, (the “Budget Date”) the Federal Government proposed amendments to Subsection 132(7) to the effect that those Trusts that would not be Mutual Fund Trusts as of the Budget Date, but for their reliance upon the Current TCP Exception, would be able to rely upon that exception until 2007 and in all other cases the Current TCP Exception would be unavailable.

To the best of Pengrowth Energy Trust’s information, the non-resident ownership of trust units was approximately 53% as of the morning of the Budget Date, which was reduced to below 49% on the same day by virtue of completing a bought deal underwriting of trust units.

Pengrowth sought and obtained a letter from the Department of Finance dated July 7, 2004 (the “First Finance Letter”) to the effect that the Department of Finance would recommend that the Current TCP Exception would continue through 2004. Pengrowth also sought and obtained an advance income tax ruling (the “Advance Tax Ruling”) with regard to the implementation of the new A/B Structure. Among other things, the Advance Tax Ruling specified that Pengrowth Energy Trust will meet the Current Purpose Test after December 31, 2004 if the non-resident ownership is less than 49.75% (the “Ownership Threshold”) as prescribed in the Trust Indenture of Pengrowth Energy Trust. The A/B Structure was implemented by Pengrowth Energy Trust on July 27, 2004.

On September 16, 2004, the Department of Finance announced legislative proposals relating to Subsection 132(7) (the “Proposals”). The Proposals provide three new tests that must be considered in determining whether a Trust is a Mutual Fund Trust after March 22, 2004:
1.	a new fair market value test (the “New FMV Test”);
2.	a new taxable Canadian property exception (the “New TCP Exception”); and
3.	a new specified property exception (the “New Specified Property Exception”).

The New FMV Test

Under the Proposals, for a Trust to maintain Mutual Fund Trust status for the purposes of the Act after December 31, 2004, the fair market value of trust units issued to non-residents and partnerships (other than partnerships that are “Canadian Partnerships” as defined in the Act) cannot, at any time, be more than 50% of the fair market value of all issued trust units. A Trust can elect for the New FMV Test to apply on the Budget Date.

The New TCP Exception / New Specified Property Exception

The New TCP Exception and the New Specified Property Exception would replace the Current TCP Exception such that if the New FMV Test (after December 31, 2004) or the Current Purpose Test (prior to January 1, 2005) is not met, a Trust could maintain its status as a Mutual Fund Trust if:

1.	at all times since the Trust was created up to December 31, 2004, not more than 10% of the fair market value of the Trust’s property consisted of taxable Canadian property (the New TCP Exception) (consistent with the July 7, 2004 Department of Finance letter to Pengrowth Energy Trust); and

2.	at all times after December 31, 2004 not more than 10% of the fair market value of all of its property consisted of taxable Canadian property, Canadian resource property and timber resource property (the “New Specified Property Exception”) (which is consistent with the First Finance Letter).

If the Trust elects to have the New FMV Test apply on the Budget Date, the New TCP Exception will continue to apply to 2007 and the New Specified Property Exception will apply thereafter.

Pengrowth sought and obtained a letter from the Department of Finance dated October 5, 2004 (the “Second Finance Letter”) that the Department would recommend that the Current TCP Exception be maintained for all periods prior to 2005. In submissions to the Department of Finance, Pengrowth Energy Trust noted the difficulty of managing foreign ownership on the basis of a fair market value test where Pengrowth Energy Trust could not control the relative trading value of Class A and Class B trust units. Pengrowth Energy Trust recommended that securities with substantially the same economic rights should be deemed to have the same fair market value for the purpose of the New FMV Test. The Department of Finance acknowledged the recommendation and stated that it was willing to conduct further study and consultation with a view to addressing the potential difficulty while preserving the integrity of the 50% non-resident ownership test.

Reading the Proposals together with the Second Finance Letter and Pengrowth’s Advance Tax Ruling, Pengrowth Energy Trust can preserve its Mutual Fund Trust status by either:

1.	bringing its foreign ownership percentage below 49.75% by December 31, 2004 in accordance with the New FMV Test, (as it may be amended); or

2.	elect to have the New FMV Test apply as of the Budget Date and rely upon the Current TCP Exception until December 31, 2006 to extend the time for Pengrowth Energy Trust to comply with the New FMV Test until 2007.

Both of these alternatives are subject to certain risks. With respect to the first alternative, if the New FMV Test is not amended in accordance with Pengrowth Energy Trust’s recommendations, compliance with the New FMV Test would require the issuance of a significant number of Class B trust units. If the New FMV Test is enacted in accordance with Pengrowth Energy Trust’s recommendations, fewer Class B trust units would have to be issued by Pengrowth Energy Trust in order to preserve its Mutual Fund Trust status.

The second alternative requires that an amendment be made to the Trust Indenture and that “all or substantially all” of Pengrowth Energy Trust’s property consist of property other than taxable Canadian property at all times since February 20, 1990. The interpretation and application of this test is uncertain. It has been the administrative position of the Canada Revenue Agency that the phrase “all or substantially all” should be interpreted to mean 90% or more. However, the Trust has been advised by its counsel that the administrative position of the Canada Revenue Agency is not determinative. In addition, the Act does not prescribe a valuation methodology to determine compliance with the “all or substantially all” test. There was a period of time that Pengrowth Energy Trust did not satisfy the 90% threshold on all valuation methodologies.

Outlook

Significant development projects on lands acquired from Murphy will come onstream during the fourth quarter of 2004. The first three heavy oil wells will be on production in October and the Princess shallow gas program (23 wells) will come onstream in November.

Based on third quarter 2004 production results, Pengrowth continues to expect daily average production of approximately 53,500 to 54,000 boepd for the full year 2004.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding its third quarter results at 9:00 A.M. Mountain Daylight Time (11:00 A.M. Eastern Daylight Time) on Friday, October 29, 2004.

Callers may dial (800) 814-4941 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth conference call. The call will also be available for replay by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21098853 followed by the pound key.

Interested users of the internet are invited to go to:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=943360 or www.pengrowth.com for replay.

PENGROWTH CORPORATION

James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of dollars)

	As at	As at
	September 30	December 31
	2004	2003
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$64,154
Accounts receivable	108,369	65,570
Inventory	529	699
Marketable securities (Note 12)	2,680	—

	111,578	130,423
REMEDIATION TRUST FUND	8,341	7,392
DEFERRED CHARGES (Note 9)	4,124	5,544
GOODWILL (Note 5)	168,508	—
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,985,737	1,530,359

	$2,278,288	$1,673,718

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$4,556	$—
Accounts payable and accrued liabilities	92,365	54,196
Distributions payable to unitholders	66,912	52,139
Due to Pengrowth Management Limited	6,286	1,122
Note payable	10,000	10,000
Current portion of contract liabilities (Note 5)	6,131	—
Current portion of long term debt (Note 4)	236,680	—

	422,930	117,457
NOTE PAYABLE	35,000	35,000
CONTRACT LIABILITIES (Note 5)	19,665	—
LONG-TERM DEBT (Note 4)	355,320	259,300
ASSET RETIREMENT OBLIGATIONS (Note 7)	158,784	102,528
FUTURE INCOME TAXES (Note 8)	51,014	—
TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 6)	2,091,516	1,872,924
Contributed surplus (Note 6)	1,727	189
Accumulated earnings	695,919	573,312
Accumulated distributable cash	(1,553,587)	(1,286,992)

	1,235,575	1,159,433
COMMITMENTS (Note 13)
	$2,278,288	$1,673,718

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(Stated in thousands of dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
		(restated see Note 2)		(restated see Note 2)
REVENUES
Oil and gas sales	$222,848	$162,819	$582,365	$536,881
Processing and other income	2,871	2,408	8,495	7,387
Crown royalties, net of incentives	(42,456)	(26,114)	(93,239)	(88,890)
Freehold royalties and mineral taxes	(3,085)	(1,594)	(7,831)	(5,846)

	180,178	137,519	489,790	449,532
Interest and other income	78	364	1,204	419

NET REVENUE	180,256	137,883	490,994	449,951
EXPENSES
Operating	47,163	35,845	117,149	109,980
Transportation	2,423	2,124	5,797	6,163
Amortization of injectants for miscible floods	4,694	7,610	14,721	26,506
Interest	8,650	4,402	20,582	14,390
General and administrative	6,142	3,901	17,538	11,908
Management fee	2,493	1,817	10,317	7,912
Foreign exchange loss (gain) (Note 10)	(13,688)	24	(6,651)	(19,452)
Depletion and depreciation	69,323	45,436	177,923	134,652
Accretion (Note 7)	3,093	1,537	7,465	4,473

	130,293	102,696	364,841	296,532

NET INCOME BEFORE TAXES	49,963	35,187	126,153	153,419
Income tax expense (recovery) (Note 8)
Capital	1,474	379	2,849	1,477
Future	(2,782)	—	697	—

	(1,308)	379	3,546	1,477

NET INCOME	$51,271	$34,808	$122,607	$151,942

Accumulated earnings, beginning of period	644,648	501,149	573,312	384,015

ACCUMULATED EARNINGS, END OF PERIOD	$695,919	$535,957	$695,919	$535,957

NET INCOME PER UNIT (Note 6) Basic	$0.377	$0.293	$0.927	$1.336
Diluted	$0.376	$0.291	$0.923	$1.330

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in thousands of dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
		(restated see Note 2)		(restated see Note 2)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$51,271	$34,808	$122,607	$151,942
Depletion, depreciation and accretion	72,416	46,973	185,388	139,125
Future income taxes	(2,782)	—	697	—
Contract liability amortization	(1,555)	—	(2,379)	—
Amortization of injectants	4,694	7,610	14,721	26,506
Purchase of injectants	(3,031)	(2,231)	(12,239)	(17,077)
Expenditures on remediation	(1,199)	(778)	(4,029)	(1,615)
Unrealized foreign exchange loss (gain) (Note 10)	(14,440)	480	(6,980)	(20,260)
Trust unit based compensation	554	39	1,925	105
Amortization of deferred charges	473	76	1,420	127
Loss on sale of marketable securities	—	—	—	94

Funds generated from operations	106,401	86,977	301,131	278,947
Changes in non-cash operating working capital (Note 11)	9,857	13,137	9,749	(5,053)

	116,258	100,114	310,880	273,894

FINANCING
Distributions	(88,293)	(74,426)	(251,822)	(229,818)
Change in long-term debt, net	14,680	(64,780)	339,680	(26,261)
Proceeds from issue of trust units	13,036	143,850	218,205	168,218

	(60,577)	4,644	306,063	(87,861)

INVESTING
Expenditures on property acquisitions	(20,852)	(146)	(574,045)	(61,488)
Expenditures on property, plant and equipment	(43,455)	(20,678)	(107,020)	(56,193)
Proceeds on property dispositions	—	84	—	2,835
Deferred Charges	—	(3)	—	(2,141)
Change in Remediation Trust Fund	(276)	(277)	(949)	(457)
Purchase of marketable securities	(2,680)	—	(2,680)	—
Proceeds from sale of marketable securities	—	—	—	1,812
Change in non-cash investing working capital (Note 11)	1,385	(1,410)	(959)	(652)

	(65,878)	(22,430)	(685,653)	(116,284)

INCREASE (DECREASE) IN CASH AND TERM DEPOSITS	(10,197)	82,328	(68,710)	69,749
CASH AND TERM DEPOSITS
(BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	5,641	(4,287)	64,154	8,292

CASH AND TERM DEPOSITS
(BANK INDEBTEDNESS) AT END OF PERIOD	$(4,556)	$78,041	$(4,556)	$78,041

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Tabular amounts are stated in thousands of dollars except per unit amounts)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust, Pengrowth Corporation and its subsidiaries (collectively referred to as “Pengrowth”). The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2003.

GOODWILL

Goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment each reporting period. Impairment is determined based on the fair value of the reporting entity compared to the net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.

2.	CHANGE IN ACCOUNTING POLICIES

Prior period comparative balances have been restated due to the changes in accounting polices described in Note 3 of the consolidated financial statements for the fiscal year ended December 31, 2003.

As a result of the changes in accounting policies, net income for the three months and nine months ended September 30, 2003 increased by $1,783,000 and $5,432,000, respectively. Net income per unit basic and diluted for the three months and nine months ended September 30, 2003 increased by $0.015 per unit and $0.048 per unit, respectively.

3.	DISTRIBUTABLE CASH

There is no standardized measure of Distributable Cash and therefore Distributable Cash, as presented below, may not be comparable to similar measures presented by other trusts.

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income	$51,271	$34,808	$122,607	$151,942
Add (Deduct):
Depletion, depreciation and accretion	72,416	46,973	185,388	139,125
Future income tax expense (recovery)	(2,782)	—	697	—
Asset retirement obligation expenses not covered by the trust funds and contributions to Remediation Trust Funds	(1,539)	(1,118)	(5,166)	(2,260)
Unrealized foreign exchange loss (gain) (Note 10)	(14,440)	480	(6,980)	(20,260)
Contract liability amortization	(1,555)	—	(2,379)	—
Non-cash compensation expense	554	39	1,925	105
Other	379	(125)	128	125

Distributable cash before withholding	104,304	81,057	296,220	268,777
Cash withheld to fund capital expenditures	(10,434)	(8,106)	(29,625)	(26,831)

Distributable cash	93,870	72,951	266,595	241,946
Less: Actual distributions paid or declared	(88,406)	(66,493)	(261,131)	(235,488)

Balance to be distributed	$5,464	$6,458	$5,464	$6,458

Actual distributions paid or declared per unit	$0.67	$0.63	$1.94	$2.05

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time. Distributions are declared payable during the month following the month in which the distributions were earned. Distributions are paid to unitholders on the 15th day of the second month after the distributions are earned.

4.	LONG TERM DEBT

	As at	As at
	September 30,	December 31,
	2004	2003
U.S. dollar denominated debt:
U.S. $150 million senior unsecured notes at 4.93% due April 2010	$189,240	$194,475
U.S. $50 million senior unsecured notes at 5.47% due April 2013	63,080	64,825

	252,320	259,300
Operating line of credit	16,680	—
Canadian dollar revolving credit borrowings	103,000	—
Canadian dollar acquisition borrowing	220,000	—

	592,000	259,300
Less: Current portion of long-term debt	(236,680)	—

	$355,320	$259,300

On September 30, 2004, Pengrowth had a $275 million revolving unsecured credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. In addition, it has a $35 million demand operating line of credit. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $23 million. A $220 million unsecured acquisition facility with a one year term was put in place May 31, 2004 to fund the Murphy acquisition (see Note 5). Interest payable on amounts drawn on any of these facilities is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees on the revolving credit facility vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing. The margins and stamping fees on the acquisition facility for the first six month term vary from 1.50 percent to 2.50 percent and for the final six month term, the margins and stamping fees vary from 4.0 percent to 5.0 percent depending on the form of borrowing. In the event that the $220 million acquisition facility is still outstanding on November 27, 2004, an additional fee of $1.7 million will be payable to the banks providing this facility.

The revolving credit facility will revolve until May 30, 2005, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility. One third of the amount outstanding would be repaid in equal quarterly installments in each of the first two years with the final one third owing to be repaid upon maturity of the term period. Pengrowth can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for one year following the date of non-renewal.

5.	CORPORATE ACQUISITION

On May 31, 2004, Pengrowth acquired all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in Alberta and Saskatchewan (the “Murphy Assets”). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Net assets acquired:
Working capital	$8,086
Property, plant, and equipment	502,924
Goodwill	168,508
Asset retirement obligations	(50,345)
Future income taxes	(50,317)
Contract liabilities	(28,175)

$550,681

Financed by:
Cash and term deposits	$224,700
Acquisition facility	325,000
Acquisition costs	981

$550,681

Property, plant and equipment of $503 million represents the fair value of the assets acquired determined in part by an independent reserve evaluation, net of purchase price adjustments. Goodwill of $169 million was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future income tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent as at May 31, 2004.

Contract liabilities include a natural gas fixed price sales contract (see Note 12) and firm pipeline demand charge contracts. The fair value of these liabilities has been determined on the date of acquisition and a liability of $21,824,000 has been recorded for the natural gas fixed price sales contract and $6,351,000 has been recorded for the firm pipeline demand charge contracts. The liabilities will be reduced as the contracts are settled.

Results from operations of the acquired Murphy Assets subsequent to May 31, 2004 are included in the consolidated financial statements.

6.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units of which 251,250,000 are authorized as Class B trust units and 248,750,000 are authorized as Class A trust units.

	September 30, 2004		December 31, 2003
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of period	123,873,651	$1,872,924	110,562,327	$1,662,726
Issued for cash	10,900,000	200,560	8,500,000	144,075
Less: issue expenses	—	(10,710)	—	(7,820)
Issued for cash on exercise of trust units options and rights	547,974	8,735	3,358,442	51,701
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	543,888	9,636	1,452,882	22,242
Trust unit rights incentive plan (non-cash exercised)	—	259	—	—
Royalty units exchanged for trust units	700	—	—	—

Balance, prior to conversion	135,866,213	$2,081,404	123,873,651	$1,872,924
Converted to Class B trust units	(135,866,213)	(2,081,404)	—	—

Balance, end of period	—	$—	123,873,651	$1,872,924

	Class A Trust Units		Class B Trust Units
For the period from July 27, 2004 to September 30, 2004
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of period	—	$—	—	$—
Trust units converted to Class B trust units	—	—	135,866,213	2,081,404
Class B trust units converted to Class A trust units	76,705,454	1,175,089	(76,705,454)	(1,175,089)
Issued for cash on exercise of trust unit options and rights	—	—	430,796	7,235
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	—	—	152,403	2,749
Trust unit rights incentive plan (non-cash exercised)	—	—	—	128

Balance, end of period	76,705,454	$1,175,089	59,743,958	$916,427

On July 27, 2004 Pengrowth implemented a reclassification of its trust units whereby the existing outstanding trust units were reclassified into Class B trust units and the Class B trust units held by nonresidents of Canada were converted into Class A trust units.

The Class A trust units and the Class B trust units have the same rights to vote, obtain distributions and obtain assets upon the wind-up or dissolution of Pengrowth Energy Trust. The most significant distinction between the two classes of units is in respect of the residency of the persons entitled to hold and trade the Class A trust units and Class B trust units.

Class A trust units are not subject to any residency restriction but are subject to a restriction on the number to be issued such that the total number of issued and outstanding Class A trust units will not exceed 99% of the number of issued and outstanding Class B trust units after an initial implementation period (the “Ownership Threshold”). Class A trust units may be converted by a holder at any time into Class B trust units provided that the holder is a resident of Canada and provides a suitable residency declaration. Class A trust units trade on both the TSX and NYSE.

Class B trust units may not be held by non-residents of Canada and trade only on the TSX, may be converted by a holder into Class A trust units, provided that the Ownership Threshold will not be exceeded.

A reservation system has been implemented by Pengrowth which will require that a reservation number must be obtained for any proposed conversion of Class B trust units into Class A trust units to ensure that the Ownership Threshold will not be exceeded.

If the number of issued and outstanding Class A trust units exceeds the Ownership Threshold, Pengrowth Energy Trust may make a public announcement of the contravention and enforce one or several available options to reduce the number of Class A trust units to the Ownership Threshold.

If it appears from the securities registers, or if the Board of Directors of Pengrowth Corporation determines that, a person that is a non-resident of Canada holds or beneficially owns any Class B trust units, Pengrowth shall send a notice to the registered holder(s) of the Class B trust units requiring such holder(s) to dispose of the Class B trust units and pending such disposition may suspend all rights of ownership attached to such units (including the rights to receive distributions).

Following the reclassification, the number of outstanding Class A trust units exceeded the Ownership Threshold. The trust indenture provides that the Ownership Threshold will not apply until December 31, 2004, provided that if the Board of Directors of Pengrowth Corporation determines that the number of outstanding Class A trust units on or after December 31, 2004 is likely to exceed the Ownership Threshold, Pengrowth Corporation may enforce any or all of the available provisions.

Certain provisions exist that could prevent exclusionary offers being made for only one class of trust unit in existence at the time of the original offer. In the event that an offer is made for only one class of trust units; in certain circumstances the Ownership Threshold would temporarily cease to apply.

Class B unitholders are eligible to participate in the Distribution Re-investment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of Pengrowth Energy Trust. The trust units under the plan are issued from treasury at a 5 percent discount to the weighted average closing price of all Class B trust units traded on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date. Class A unitholders are not eligible to participate in DRIP. Trust units issued on the exercise of options and rights under Pengrowth’s unit based compensation plans are Class B trust units.

Per Unit Amounts

The per unit amounts for net income are based on the weighted average number of Class A and Class B trust units outstanding for the period. The weighted average units outstanding for the three months ended September 30, 2004 were 135,906,487 (September 30, 2003 — 118,928,247) and for the nine months ended September 30, 2004 were 132,213,280 (September 30, 2003 — 113,751,004 units). In computing diluted net income per unit, 633,751 units were added to the weighted average number of units outstanding during the quarter ended September 30, 2004 (September 30, 2003 — 621,952 units) and 623,464 units were added for the nine months ended September 30, 2004 (September 30, 2003 — 487,391 units) for the dilutive effect of trust unit options and rights.

Contributed Surplus

	September 30,	December 31,
	2004	2003
Balance, beginning of period	$189	$—
Trust unit rights incentive plan (non-cash expensed)	1,925	189
Trust unit rights incentive plan (non-cash exercised)	(387)	—

Balance, end of period	$1,727	$189

Trust Unit Option Plan

As at September 30, 2004, options to purchase 1,260,463 Class B trust units were outstanding (December 31, 2003 — 2,014,903) that expire at various dates to June 28, 2009.

	September 30, 2004		December 31, 2003
		Weighted		Weighted
	Number	average	Number	average
Trust Unit Options	of options	exercise price	of options	exercise price
Outstanding at beginning of period	2,014,903	$17.47	4,451,131	$16.78
Exercised	(748,900)	16.84	(2,374,182)	16.19
Cancelled	(5,540)	16.53	(62,046)	17.17

Outstanding at period-end	1,260,463	$17.84	2,014,903	$17.47
Exercisable at period-end	1,260,463	$17.84	1,999,436	$17.48

Rights Incentive Plan

As at September 30, 2004, rights to purchase 2,224,022 Class B trust units were outstanding (December 31, 2003 — 1,112,140) that expire at various dates to July 28, 2009.

	September 30, 2004		December 31, 2003
		Weighted		Weighted
	Number	average	Number	average
Rights Incentive Options	of rights	exercise price	of rights	exercise price
Outstanding at beginning of period	1,112,140	$12.20	1,964,100	$13.29
Granted (1)	1,379,058	17.32	165,000	16.35
Exercised	(229,870)	14.61	(984,260)	13.49
Cancelled	(37,306)	13.15	(32,700)	12.75

Outstanding at period-end	2,224,022	$14.25	1,112,140	$12.20
Exercisable at period-end	634,237	$14.27	359,740	$11.92

(1)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant

Fair Value of Unit Based Compensation

The fair value of rights incentive options granted during the three months ended September 30, 2004 and the nine months ended September 30, 2004 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect on net income had compensation expense been recorded using the fair value method. The following is the pro forma effect on net income:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income	$51,271	$34,808	$122,607	$151,942
Compensation cost related to options	—	(111)	—	(312)
Compensation cost related to rights	(312)	(279)	(938)	(942)

Pro forma net income	$50,959	$34,418	$121,669	$150,688

Pro forma net income per unit:
Basic	$0.375	$0.289	$0.920	$1.325
Diluted	$0.373	$0.288	$0.916	$1.319

7.	ASSET RETIREMENT OBLIGATIONS

	For the nine	For the year
	months ended	ended
	September 30,	December 31,
	2004	2003
Asset Retirement Obligations, beginning of period	$102,528	$73,493
Increase in liabilities during the period related to:
Acquisitions	50,837	—
Additions	1,983	11,086
Revisions	—	15,153
Accretion expense	7,465	6,039
Liabilities settled during the period	(4,029)	(3,243)

Asset Retirement Obligations, end of period	$158,784	$102,528

8.	INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes. This difference results from the following items:

	For the nine months ended
	September 30,
	2004	2003
Income before taxes	$122,607	$153,419
Combined federal and provincial tax rate	38.6%	40.6%

Expected income tax	47,326	62,288
Income allocated to trust unitholders	(42,651)	(56,057)
Effect of resource allowance over non-deductible crown royalties	(3,556)	(2,161)
Unrealized foreign exchange loss (gain)	(1,173)	(4,113)
Trust unit based compensation	647	43
Other	104	—

Future income taxes	697	—
Capital taxes	2,849	1,477

	$3,546	$1,477

The net future income tax liability is comprised of:

	As at	As at
	September 30,	December 31,
	2004	2003
Future income tax liabilities:
Property, plant and equipment and other assets	$54,009	$—
Unrealized foreign exchange gain	6,374	5,356
Other	34	27

	60,417	5,383
Future income tax assets:
Property, plant and equipment and other assets	—	(60,628)
Alberta Canadian royalty income	(731)	—
Contract liabilities	(8,672)	—

	51,014	(55,245)
Valuation allowance	—	55,245

	$51,014	$—

During 2004, the Canadian Federal Government has announced a number of proposals relating to Subsection 132(7) of the Income Tax Act (Canada) (the “Act”).

Under existing Subsection 132(7) of the Income Tax Act (Canada), (the “Act”) a Trust will be deemed to have permanently lost its status as a Mutual Fund Trust if the Trust can reasonably be considered, having regard to all the circumstances, including the terms and conditions of its trust units, to have been established or maintained primarily for the benefit of persons who are not resident in Canada for the purposes of the Act (the “Current Purpose Test”) unless at all times from and after February 21, 1990 until the particular time “all or substantially all” of the Trust’s property consisted of property other than taxable Canadian property (the “Current TCP Exception”).

On March 23, 2004, (the “Budget Date”) the Federal Government proposed amendments to Subsection 132(7) to the effect that those Trusts who would not be Mutual Fund Trusts as of the Budget Date, but for their reliance upon the Current TCP Exception would be able to rely upon that Exception until 2007 and in all other cases the Current TCP Exception would be unavailable.

On September 16, 2004, the Department of Finance announced legislative proposals relating to Subsection 132(7) (the “Proposals”). The Proposals stipulate three new tests that must be considered in determining the status of a Trust as a Mutual Fund Trust after March 22, 2004:

1.	a new fair market value test (the “New FMV Test”);
2.	a new taxable Canadian property exception (the “New TCP Property Exception”); and
3.	a new specified property exception (the “New Specified Property Exception”).

Pengrowth sought and obtained a letter from the Department of Finance dated October 5, 2004 (the “Finance Letter”) that the Department would recommend that the Current TCP Exception be maintained for all periods through 2004 and an advance income tax ruling (the “Advance Tax Ruling”) dated July 26, 2004 in respect to the implementation of Pengrowth’s new A/B trust unit structure.

Reading the Proposals together with the Finance Letter and Pengrowth’s Advance Tax Ruling, Pengrowth Energy Trust can preserve its Mutual Fund Trust status by either:

1.	bringing its foreign ownership percentage below 49.75% by December 31, 2004 in accordance with the New FMV Test; or
2.	elect to have the New FMV Test apply as of the Budget Date and rely upon the Current TCP Exception until December 31, 2006 to extend the time for Pengrowth Energy Trust to comply with the New FMV Test until 2007.

Both of these alternatives are subject to certain risks. With respect to the first alternative compliance with the New FMV Test would require the issuance of a significant number of Class B trust units.

The second alternative requires that an amendment be made to the Trust Indenture and that “all or substantially all” of Pengrowth Energy Trust’s property consist of property other than taxable Canadian property at all times since February 20, 1990. The interpretation and application of this test is uncertain. It has been the administrative position of the Canada Revenue Agency that the phrase “all or substantially all” should be interpreted to mean 90% or more. However, the Trust has been advised by its counsel that the administrative position of the Canada Revenue Agency is not determinative. In addition, the Act does not prescribe a valuation methodology to determine compliance with the “all or substantially all” test. There was a period of time that Pengrowth Energy Trust did not satisfy the 90% threshold on all valuation methodologies.

9.	DEFERRED CHARGES

	As at	As at
	September 30,	December 31,
	2004	2003
Imputed interest on note payable (net of accumulated amortization of $1,191)	$2,416	$3,607
U.S. debt issue costs (net of accumulated amortization of $433)	1,708	1,937

	$4,124	$5,544

10.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$(14,440)	$480	$(6,980)	$(20,260)
Realized foreign exchange losses (gains)	752	(456)	329	808

	$(13,688)	$24	$(6,651)	$(19,452)

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

11.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Accounts receivable	$(11,157)	$5,710	$(34,713)	$1,813
Inventory	(113)	(139)	170	472
Accounts payable and accrued liabilities	19,701	7,825	39,128	(6,777)
Due to Pengrowth Management Limited	1,426	(259)	5,164	(561)

	$9,857	$13,137	$9,749	$(5,053)

Change in Non-Cash Investing Working Capital

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Accounts payable for capital accruals	$1,385	$(1,410)	$(959)	$(652)

Cash Payments

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Cash payments made for taxes	$1,730	$366	$2,885	$1,363
Cash payments made for interest	$5,145	$2,065	$15,733	$9,346

12.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn $1.55 per U.S. $1 on U.S. $750,000 per month effective 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at period end. At September 30, 2004, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn $644,000.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at September 30, 2004, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl
2004
Financial:
Oct 1, 2004 - Dec 31, 2004	10,500	WTI (1)	$38.78 Cdn
2005
Financial:
Jan 1, 2005 - Dec 31, 2005	8,000	WTI (1)	$51.66 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu
2004
Financial:
Oct 1, 2004 - Dec 31, 2004	12,500	Tetco M3 (1)	$8.33 Cdn
Oct 1, 2004 - Dec 31, 2004	7,000	Transco Z6	$3.90 U.S.
Oct 1, 2004 - Dec 31, 2004	3,317	AECO	$7.58 Cdn
2005
Financial:
Jan 1, 2005 - Dec 31, 2005	8,500	Tetco M3 (1)	$9.08 Cdn

(1)	Associated Cdn$ / U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at period-end. At September 30, 2004, the amount Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $35,503,000 and $5,840,000, respectively.

Pengrowth entered into an agreement to purchase 5 megawatts of electricity at a price of $53.00 per megawatt hour, effective February 1, 2004 to December 31, 2004.

Natural Gas Fixed Price Sales Contract:

Pengrowth assumed a natural gas fixed price sales contract in conjunction with the acquisition of the Murphy Assets. The fair value of the liability associated with the natural gas contract at the date of acquisition was estimated to be $21,824,000 in respect thereof. The liability will be reduced as the contract is settled. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mcf/d)	per mcf (1)
2004
Oct 1, 2004 - Oct 31, 2004	3,886	$2.12 Cdn
Nov 1, 2004 - Dec 31, 2004	3,886	$2.18 Cdn
2005 to 2009
Jan 1, 2005 - Oct 31, 2005	3,886	$2.18 Cdn
Nov 1, 2005 - Oct 31, 2006	3,886	$2.23 Cdn
Nov 1, 2006 - Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 - Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 - April 30, 2009	3,886	$2.40 Cdn

(1) Reference price based on AECO

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds, approximates their fair value due to their short maturity. The fair value of the remediation trust funds at September 30, 2004 was approximately $8,356,000 (December 31, 2003 — $7,479,000). The fair market value of the marketable securities at September 30, 2004 was approximately $3,100,000. The fair value of the U.S. dollar denominated debt at September 30, 2004 was approximately $252,563,000 based on the changes in the fair value of the underlying U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of Pengrowth Corporation’s notes. The fair value of the note payable at September 30, 2004, approximates its carrying value net of the imputed interest included in deferred charges.

13. COMMITMENTS

Associated with the Murphy Assets acquired by Pengrowth are firm pipeline demand charge commitments, payments of which are expected to be, based on current toll rates, approximately $4,778,000 for the balance of 2004, $19,003,000 in 2005, $18,684,000 in 2006, $18,206,000 in 2007, and $15,278,000 in 2008 and are expected to continue until 2015 with payments totalling approximately $78,310,000 for the period from 2009 to 2015.